Exhibit 99.1

MEDIA RELEASE

August 9, 2022

Algoma Steel Reports Coke Conveyor Fire

Iron and Steelmaking Operations Continue Normal Course

SAULT STE. MARIE, Ontario, August 9, 2022—Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or the “Company”) announced today that a fire occurred on August 7, 2022, on one of its coal conveyors that supplies coal to two of its three coke batteries. No one was injured in this event.

Algoma produces its own coke from three production units, and supplements with purchased coke from various suppliers. Iron and steelmaking operations are expected to continue in the normal course while the damage is repaired, as the Company can continue to produce coke at a reduced rate, and anticipates it has sufficient coke inventory and supply contracts for purchased coke to support steelmaking operations. The Company is continuing to assess the damage and complete repair plans.

Algoma President and Chief Executive Officer Michael Garcia commented. “Our emergency response personnel, together with Sault Ste. Marie Fire Services, are to be commended for their quick action suppressing the blaze and containing damages without injury to any of our personnel.”

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements), including statements regarding the anticipated impact of the coal conveyor fire. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions, including with respect to the Company’s coke inventory and supply contracts and whether (and to what degree) the fire could adversely impact the Company’s iron and steelmaking operations, its results of operations and financial position. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including timely access to necessary components, fabrications and other products or services required to complete repairs, which may increase costs and negatively impact our business and results of operations. Readers should consider the risks and uncertainties set forth in the section entitled “Risk Factors”

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

and “Cautionary Note Regarding Forward-Looking Statements” in Algoma’s Annual Report on Form 20-F, filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the company’s SEDAR profile at www.sedar.com) and with the Securities and Exchange Commission (the “SEC”) (available at www.sec.gov), as well as in Algoma’s current reports with the OSC and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. The Company’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, the Company has cost-cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is on a transformation journey. Algoma is investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on, position us firmly as your partner in steel.

For more information contact:

Brenda Stenta

Manager Communications & Branding

Algoma Steel Group Inc.

Phone: 705.206.1022

E-mail: brenda.stenta@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901